08004542

ZURICH

SEC Mail Processing Section

AUG 18 2008

Washington, DC 103

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference File No. 82-5089

Our reference UM / BC

Date August 15, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following News Release:

- "Zurich closes acquisition of 50% stake in Caixa Sabadell's life and general insurance companies in Spain" dated August 14, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

PROCESSED
AUG 29 2008
THOMSON REUTERS

Enclosure

dw 8/28

46674-05

News Release

ZURICH®

Zurich closes acquisition of 50% stake in Caixa Sabadell's life and general insurance companies in Spain

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, August 14, 2008 – Zurich Financial Services Group (Zurich) announced today the completion of the acquisition of a 50% stake in Caixa d'Estalvis de Sabadell's (Caixa Sabadell) life and general insurance companies, CaixaSabadell Vida, S.A. de Seguros y Reaseguros and CaixaSabadell Companyia d'Assegurances Generals, S.A. The transaction enables Zurich to combine the strong distribution capacity of Caixa Sabadell with Zurich's proposition strengths and pan-European operating platform and was first announced on April 24, 2008.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

For **broadcast-standard video** and/or **high resolution pictures** supporting this news release, please visit http://www.zurich.com/multimedia. If you are a first-time user, please take a moment to register. In case you have any questions, please email journalisthelp@thenewsmarket.com.

END